# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares, NIS 5.00 par value
Address of issuer's principal executive offices: 2 ILAN RAMON, NESS ZIONA, Israel (L3), 7403635
Date of event which requires filing of this statement: 07/11/2025
Amends the filing with accession number 0001193125-23-067134
Filed by CIK 0001491072
Persons authorized to receive notices and communications: Tony Moore, Anson Funds Management LP, 16000 Dallas Parkway, Suite 800, Dallas, Texas (TX), 75248, 214-866-0202; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Anson Funds Management LP (CIK 0001491072): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,057,952; sole dispositive power 0; shared dispositive power 9,057,952; aggregate amount beneficially owned 9,057,952 (4.2% of the class)
  Comment: The 9,057,952 ordinary shares reported herein are represented by 9,057,952 ADSs.
- Anson Management GP LLC (CIK 0001491073): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,057,952; sole dispositive power 0; shared dispositive power 9,057,952; aggregate amount beneficially owned 9,057,952 (4.2% of the class)
  Comment: The 9,057,952 ordinary shares reported herein are represented by 9,057,952 ADSs.
- Tony Moore (CIK 0002012586): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,057,952; sole dispositive power 0; shared dispositive power 9,057,952; aggregate amount beneficially owned 9,057,952 (4.2% of the class)
  Comment: The 9,057,952 ordinary shares reported herein are represented by 9,057,952 ADSs.
- Anson Advisors Inc. (CIK 0001581079): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 9,057,952; sole dispositive power 0; shared dispositive power 9,057,952; aggregate amount beneficially owned 9,057,952 (4.2% of the class)
  Comment: The 9,057,952 ordinary shares reported herein are represented by 9,057,952 ADSs.
- Amin Nathoo (CIK 0001962354): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,057,952; sole dispositive power 0; shared dispositive power 9,057,952; aggregate amount beneficially owned 9,057,952 (4.2% of the class)
  Comment: The 9,057,952 ordinary shares reported herein are represented by 9,057,952 ADSs.
- Moez Kassam (CIK 0001585167): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,057,952; sole dispositive power 0; shared dispositive power 9,057,952; aggregate amount beneficially owned 9,057,952 (4.2% of the class)
  Comment: The 9,057,952 ordinary shares reported herein are represented by 9,057,952 ADSs.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, NIS 5.00 par value
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 2 ILAN RAMON, NESS ZIONA, Israel (L3), 7403635
Comment: This Amendment No. 6 ("Amendment No. 6") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 10, 2023 (as amended from time to time, the "Schedule 13D"). This Amendment No. 6 amends and restates Items 3 and 5(a)-(c), and (e) and supplements Item 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The ADSs representing the Ordinary Shares reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of the Funds. An aggregate of approximately $24,869,497.71 (excluding brokerage commissions) was used to purchase ADSs representing Ordinary Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D. Such securities were acquired through open market purchases.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 217,283,476 shares outstanding as of April 30, 2025, as reported in Issuer's Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on May 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions by the Reporting Persons in the ADSs of the Issuer since the filing of Amendment No. 5, which were all in the open market, are set forth in Schedule A. In addition, on July 11, 2025.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: July 11, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Funds no longer hold the Derivative Agreements previously reported in Amendment No. 5 of the Schedule 13D.

## Signatures
- Anson Funds Management LP: /s/ Tony Moore, By: Anson Management GP LLC, General Partner, By: Tony Moore, Manager (07/14/2025)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore, Manager (07/14/2025)
- Tony Moore: /s/ Tony Moore, Tony Moore, Individually (07/14/2025)
- Anson Advisors Inc.: /s/ Amin Nathoo and Moez Kassam, Amin Nathoo and Moez Kassam, Directors (07/14/2025)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo, Individually (07/14/2025)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam, Individually (07/14/2025)